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                            March 22, 2022

       Devina A. Rankin
       Chief Financial Officer
       Waste Management, Inc.
       800 Capitol Street, Suite 3000
       Houston, TX 77002

                                                        Re: Waste Management,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 15,
2022
                                                            File No. 001-12154

       Dear Ms. Rankin:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Item 9A. Controls and Procedures
       Management's Report on Internal Control Over financial Reporting, page
127

   1.                                                   Please amend your
filing to include a revised management   s report on internal control
                                                        over financial
reporting with a statement as to whether or not your internal control over financial
reporting is effective. Refer to Item 308(a) of Regulation S-K.
 Devina A. Rankin
Waste Management, Inc.
March 22, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Steve Lo at 202-551-3394 or Raj Rajan at 202-551-3388 with any questions.



FirstName LastNameDevina A. Rankin                        Sincerely,
Comapany NameWaste Management, Inc.
                                                          Division of
Corporation Finance
March 22, 2022 Page 2                                     Office of Energy &
Transportation
FirstName LastName